FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica -Acquisition of UEFA football rights	2

TELEFÓNICA, S.A. ("Telefónica"), in accordance with the provisions of the stock market regulation, informs of the following:

OTHER RELEVANT INFORMATION

Today Telefónica Audiovisual Digital, S.L.U., “Telefónica Audiovisual” (Telefónica´s wholly owned affiliate) has signed an agreement for the exclusive media rights for Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024.

The agreement guarantees Telefónica Audiovisual all media rights to the main European football competitions for all its customers, both residential and horecas (hotels, restaurants, cafes, etc.).

The direct acquisition from UEFA of this "premium" content will also allow Telefónica Audiovisual to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.

The total award price for all competitions amounts to 975 million euros which represents 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024, below the license fees paid for the current cycle and without any year to year increase.

In Madrid, July 2, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 2, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors